

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2013

Via E-mail
Mr. Geoffrey Armstrong
Chief Executive Officer
Owlhead Minerals Corp.
250 H Street #123
Blaine, WA 98230

> **Re:** **Owlhead Minerals Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 23, 2013**
> **File No. 333-189359**

Dear Mr. Armstrong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We partially reissue comment one in our letter dated July 9, 2013. We note the risk factor disclosure you added in response to comment one that because you have elected to use the extended transition period for complying with new or revised accounting standards under Section 7(a)(2)(B) of the Securities Act, your financial statements may not be comparable to those of companies that comply with such new or revised accounting standards. Please include a similar statement in your critical accounting policy disclosures, as previously requested in comment one in our letter dated July 9, 2013.

2. We note your response to comment two in our letter dated July 9, 2013. Please supplementally advise us of the date(s) you provided potential investors with the subscription agreement and whether a preliminary prospectus accompanied the subscription agreement. Also, please tell us whether the potential investors to whom the

subscription agreement was distributed are qualified institutional buyers or institutions that are accredited investors, as such terms are respectively defined in Securities Act Rules 144A and 501(a).

3.   As the registration statement covers an offering by selling shareholders, we do not understand Exhibit 10.5 that appears to relate to an unregistered offering by the company. Please advise.

Outside Front Cover Page of the Prospectus, page 2

4.   We reissue comment three in our letter dated July 9, 2013. Please revise your disclosure to specify the number of shares included in this offering as required by Item 501(b)(2) of Regulation S-K. In this regard, we note your reference to 14,059,000 shares of common stock here, whereas elsewhere you refer to 6,475,000 shares of common stock.

5.   We reissue comment four in our letter dated July 9, 2013. Please highlight the cross-reference to the risk factors section by using prominent type or another appropriate manner. See Item 501(b)(5) of Regulation S-K for guidance.

Risk Factors, page 6

6.   We reissue comment seven in our letter dated July 9, 2013. All material risks should be described in the risk factors section. Please revise the fourth and fifth sentences in the first risk factor on page six and the first sentence of the third paragraph in the first risk factor on page 15 to remove the references to unidentified risks.

7.   We reissue comment eight in our letter dated July 9, 2013. For the sake of clarity, please highlight the risk factor headings in a consistent manner. In this regard, we note that the heading of the second risk factor on page seven is not in bold like the others.

8.   We note your response to comment nine in our letter dated July 9, 2013, and we reissue the comment. Please add a risk factor that quantifies the current shortfall in funding and discloses the associated risk to the company. Neither risk factor added in response to comment nine quantifies the current shortfall in funding.

We may need to raise additional capital, which may not be available on acceptable terms or at all, page 8

9.   We note your disclosure that you estimate the company's capital requirements in the next six months to be approximately $500,000. Please reconcile this statement with your disclosure on page 31 that the "Company's current forecast to March 2014, requires approximately $200,000 in funds. With approximately $56,000 cash on hand, the shortfall will be $144,000."

<u>Our officers and directors may be subject to conflicts of interest, page 13</u>

10.   We partially reissue comment 10 in our letter dated July 9, 2013. We note your
        disclosure that your officers and directors only serve on a part time basis. Please
        reconcile this disclosure with Section 5 of Exhibits 10.9, 10.10 and 10.11, which appears
        to state that Messrs. Armstrong, Low and King, respectively, shall devote their full time
        and attention to the company. We also note your disclosure that Mr. Armstrong serves as
        secretary of a company that also holds mining interests in Canada. Please reconcile this
        disclosure with Section 5 of Exhibit 10.11, which provides that Mr. Armstrong must not,
        without the company's written consent, be in any way directly or indirectly engaged or
        concerned in any other business where there is or is likely to be in conflict with the
        company's interests.   In this regard, please revise your disclosure to clarify the scope of
        any written consents from the company that your officers and directors have received
        pursuant to Section 5 of their respective employment agreements.

<u>Description of Business, page 22</u>

11.   We note your response to comment 13 in our letter dated July 9, 2013, and we partially
        reissue the comment. Please disclose the tenure identification numbers associated with
        your property and describe the type of tenure or claim. For example, clarify if your
        claims are lode or placer claims. Additionally, ensure the acreage disclosed in your filing
        corresponds to the tenure acreage found on the British Columbia Mineral Title Online
        Viewer.

12.   We note your disclosure on pages 24 and 27 that you "expect to commission the
        geologist to conduct a visit to the site prior to October 2013". Please revise your
        disclosure to indicate whether the geologist has visited the site and, if not, whether the
        geologist has any current plans to visit the site.

<u>Plan of Operations page 29</u>

13.   We note your disclosure on page 29 that the estimated cost to complete the "exploration
        program on the mining claims consisting of grid emplacement, concentrated geological
        mapping and sampling and geophysical surveys" is $200,000. However, on page 31 you
        appear to estimate that the cost of the exploration program will be $250,000 ($50,000 for
        the Phase I initial exploration program and $200,000 for the Phase II second exploration
        program to include geophysics).   Please reconcile your disclosure.

14.   We note your response to comment 20 in our letter dated July 9, 2013, and we partially
        reissue the comment. Please discuss the expected time frame to complete each of Phases
        II through IV and discuss the expected sources of funding for Phases II through IV.

15.   Please revise your disclosure in this section to clarify that you currently do not have
        sufficient funds on hand to complete Phase I of the exploration program.

16.   We note your disclosure on page 31 that you "hope to be funded either via private placements and/or joint-venture partners" and that "[o]nce approved for trading, the Company expects that it will be able to raise funds for fiscal 2014." Please disclose the basis for the expectation that you will be able to raise such funds. In addition, please revise your disclosure to clarify that there is no guarantee that you will be able to raise sufficient funds if approved for trading.

17.   We note the cost estimate of $10,000 for the NI-43-101 mining report included in the Phase 1 cost estimate and the $8,000 budgeted for the geological report in Phase I. Please reconcile the estimated and budgeted amounts for this report.

Directors, Executive Officers, Promoters and Control Persons, page 32

18.   We reissue comment 27 in our letter dated July 9, 2013. Please revise your disclosure in this section to briefly discuss for each director the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as one of your directors at the time that the disclosure is made, in light of your business and structure. See Item 402(e)(1) of Regulation S-K. We note that the discussion of each director's specific experience, qualifications, attributes or skills in your response letter dated September 23, 2013 is not fully incorporated into your disclosure in this section.

19.   We partially reissue comment 31 in our letter dated July 9, 2013. Please revise to clarify Mr. King's business experience between January 2006 and January 2013, to specify the principal business of Alaska Pacific Energy Corp., to specify the month and year Mr. King "turned over" Alaska Pacific Energy Corp., and to clarify the meaning of "turned over."

20.   We reissue comment 32 in our letter dated July 9, 2013. Please provide all of the disclosure required by Item 401(e) of Regulation S-K with respect to Mr. Beaton. Because you have identified Mr. Beaton as a significant employee, his background should be disclosed to the same extent as in the case of executive officers. See Item 401(c) of Regulation S-K for guidance.

Summary Compensation Table, page 35

21.   We reissue comment 35 in our letter dated July 9, 2013. Please include appropriate footnote disclosure clarifying how you calculated the value of Mr. King's 2013 stock award. See Item 402(n)(2)(v) and Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K for guidance.

22.   We note your response to comment 36 in our letter dated July 9, 2013 and, in particular, your disclosure on page 36 that "Mr. Armstrong and Mr. Low have worked for the Company since February 2008." This statement appears to be inconsistent with the tabular disclosure on page 32 indicating that Mr. Armstrong began serving as President,

Secretary and Director on February 28, 2007 and Mr. Low began serving as CFO and Director on January 1, 2009. Please reconcile your disclosure in this regard.

Certain Relationships and Related Transactions, page 37

23.   We reissue comment 38 in our letter dated July 9, 2013. Please reconcile your disclosure in this section with your disclosure in Note 4 to the Consolidated Financial Statements on pages F-10 and F-19. For example, please revise your disclosure in this section to describe the agreements or transactions pursuant to which the company incurred the management fees or consulting fees referenced in Note 4 to the Consolidated Financial Statements. In addition, in the case of the amounts owed to the President and Chief Financial Officer, please revise your disclosure in this section to provide the information required by Item 404(a)(5) of Regulation S-K or advise us why you believe such disclosure is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Coleman at (202) 551-3610 if you have questions regarding engineering comments. Please contact Tiffany Piland at (202) 551-3589 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director